SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  Under the Securities Exchange Act of 1934
                 __________________________________________
                             (Amendment No. __)

                           Huntway Partners, L.P.
                 __________________________________________
                              (Name of Issuer)

                         Limited Partnership Units
                 __________________________________________
                       (Title of Class of Securities)

                                  447300104
                 __________________________________________
                               (CUSIP Number)


                          Thomas Moers Mayer, Esq.
               Robinson Silverman Pearce Aronsohn & Berman LLP
                         1290 Avenue of the Americas
                          New York, New York 10104
                          Tel. No.:  (212) 541-2000
                 __________________________________________
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              November 17, 1997
                 __________________________________________
           (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box        ___
          /___/

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




-----------------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


----------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Contrarian Capital Management, L.L.C. (__-_______)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                ______
                                                                 (a)  /_X_ /
                                                                       ____
                                                                 (b)  /___ /
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3    SEC USE ONLY
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO, Funds from an investment management client and affiliates of Reporting Person
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT ___
     TO ITEM 2(d) or 2(e)                                             /___/
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------------------
               7    SOLE VOTING POWER
NUMBER OF           1,233,333.3
SHARES         --------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY        0
OWNED BY       --------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
EACH                1,233,333.3
REPORTING      --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
PERSON WITH         0
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,233,333.3
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       ___
     CERTAIN SHARES*                                             /___/
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.8%
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IA

                    *SEE INSTRUCTIONS BEFORE FILLING OUT

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Contrarian Capital Advisors, L.L.C. (__-_______)
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 ___
                                                                 (a)  /_ X_/
                                                                       ___
                                                                 (b)  /___ /
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO, Funds from certain investment management clients of Reporting Person
----------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT ___
     TO ITEM 2(d) or 2(e)                                             /___/
----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
               7    SOLE VOTING POWER
NUMBER OF           1,557,602
               --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER

BENEFICIALLY        0
               --------------------------------------------------------------
OWNED BY       9    SOLE DISPOSITIVE POWER

EACH                1,557,602
               --------------------------------------------------------------
REPORTING      10   SHARED DISPOSITIVE POWER

PERSON WITH         0
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,557,602
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       ___
     CERTAIN SHARES*                                             /___/
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
                    *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.   Security and Issuer.
          -------------------

     This statement on Schedule 13D (the "Schedule 13D") relates to the common limited partnership units (the "Common Units") of Huntway Partners, L.P. (the "Issuer").

     The principal executive offices of the Issuer are located at 25129 The Old Road, Newhall, California 91381.

Item 2.   Identity and Background.
          -----------------------

     The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, members, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) Contrarian Capital Management, L.L.C. ("CCM") and Contrarian Capital Advisors, L.L.C. ("CCA"), each a Delaware limited liability company, whose managing members are in each case, Jon Bauer ("Bauer") and David Jackson ("Jackson"), and whose other members involved with making the investment decisions relating to the Issuer are in each case, Sam Kim ("Kim"), Janice Stanton ("Stanton") and Mark Quinn ("Quinn") (Bauer and Jackson, referred to together as, the "Managing Members", and the Managing Members and Kim, Stanton and Quinn, referred to together as, the "Members").

     (b) The business address of CCM, CCA, and their Members is 411 West Putnam Avenue, Suite 225, Greenwich, Connecticut 06830.

     (c) CCM acts as general partner to certain investment funds and investment advisor to certain investment management clients. CCA acts as investment advisor to certain investment management clients. The Managing Members are responsible for managing the activities and affairs of CCM and CCA, and receive substantial assistance from the other Members with respect to making the investment decisions relating to the Issuer. The foregoing represents the principal occupations of CCM, CCA and its Members.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Members are each citizens of the United States of America.

Item 3.   Source and Amount of Funds.
          --------------------------

     The source and amount of funds used in acquiring the beneficial interests in the Common Units were as follows:

Purchaser          Source of Funds                       Amount
-------------    -------------------                  ------------

CCM              Funds Under Management (1)          $ 1,850,000.00
CCA              Funds Under Management (2)          $   900,000.00

(1) Consists of funds contributed by investment funds for which CCM acts as general partner and by an investment management client of CCM.

(2)  Consist of funds contributed by investment management clients of CCA.

Item 4.   Purpose of Transaction.
          ----------------------

     The Reporting Persons have acquired their beneficial ownership in the Common Units for investment purposes.

Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

     CCM and CCA are deemed to be the beneficial owners of Common Units as follows as of the date hereof, based on an assumption that 14,579,774 Common Units are currently outstanding according to the most recent press release of the Issuer:

         Aggregate Common Units
             Beneficially
                Owned              Voting    Power      Dispositive Power
Name      Number      Percent       Sole     Shared       Sole      Shared
------   ---------    -------     --------  ---------    -------    ------
CCM     1,233,333.30     7.8%   1,233,333.30     0     1,233,333.30   0
CCA     1,557,602.00(1) 10.3    1,557,602.00     0     1,557,602.00   0

     As a group, CCM and CCA may exercise sole voting and dispositive powers with respect to 2,790,935.30 Common Units, representing an aggregate beneficial ownership interest of 17.0%

(1) 957,602 Common Units of the number of Common Units represented as being beneficially held by CCA, were previously acquired as of December 30, 1996 pursuant to the terms of a Prepackaged Plan of Reorganization of the Issuer under Title 11 of the United States Code dated December 12, 1996, whereby, in exchange for promissory notes in the aggregate outstanding principal amount of $6,148,604 plus accrued interest and 273,049 warrants to acquire Common Units for $.875 per Common Unit expiring December 31, 2008, such investment management clients received
     (i) 12% promissory notes in the aggregate principal amount of $1,664,082 and (ii) the above-referenced 957,602 Common Units.

     The persons filing this statement effected the following transactions in the Common Units on the dates indicated, and such transactions are the only transactions in the Common Units by the persons filing this statement effected during the past sixty (60) days.

         Purchase                      Number       Price      Broker
Name     or Sale         Date         of Units    Per Unit      Used
-------- ---------     ---------      --------    ---------    -------

CCM(1)      P           10-31-97    1,233,333.33     N/A          N/A
CCA(2)      P           10-31-97      600,000.00     N/A          N/A
            N/A - Not applicable.

(1) On October 31, 1997, two investment funds for which CCM acts as general partner purchased from Bankers Trust Company and Massachusetts Life Insurance Company, Senior Secured Notes issued by the Issuer in the principal amount of $727,717 (the "Notes") and 698,616 Common Units for an aggregate purchase price of $1,250,000. Such entities then exchanged the Notes and such Common Units with the Issuer for Convertible Notes in the principal amount of $1,250,000, convertible into Common Units at a price per Common Unit of $1.50 at any time after January 15, 1998.

     In addition, on that same date, those same entities and an investment management client of CCM purchased Convertible Notes from the Issuer in the aggregate principal amount of $600,000 for a purchase price of $600,000, convertible into Common Units at a price per Common Unit of $1.50 at any time after January 15, 1998.

(2) On October 31, 1997, certain investment management clients of CCA purchased Convertible Notes from the Issuer in the aggregate principal amount of $900,000 for a purchase price of $900,000, convertible into Common Units at a price per Common Unit of $1.50 at any time after January 15, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ------------------------------------------------------------------

     With respect to the entities referenced in Item 3 hereof, CCM is the general partner of two investment funds and, pursuant to the terms of their limited partnership agreements, exercises full discretionary authority to vote and dispose of the Common Units held by such entities.

     With respect to CCM's investment management client, CCM acts pursuant to the terms of an investment advisory arrangement which, among other things, grants CCM the full discretionary authority to vote and dispose of the Common Units.

     CCA acts for its investment management clients pursuant to the terms of investment advisory arrangements which, among other things, grant CCA the full discretionary authority to vote and dispose of the Common Units.

     The Managing Members are responsible for managing the affairs and activities of CCM and CCA, and receive substantial assistance from the other Members with respect to making the investment decisions relating to the Issuer.

     CCM and CCA generally act in the same manner with respect to exercising voting and dispositive powers for their investment funds and investment management clients relating to any particular issuer.

     The investment funds and investment management clients represented by CCM and CCA are parties to an Amended and Restated Registration Rights Agreement with the Issuer dated October 31, 1997, providing them the right under certain conditions to have their Common Units registered under the Securities Act of 1933, as amended.

Item 7.   Material to be Filed as Exhibits
          -----------------------------------------
     A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or
13G.

     Signature
     ------------

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    November 26, 1997

                            CONTRARIAN CAPITAL ADVISORS, L.L.C.


                            By:   /s/ Jon R. Bauer
                              ----------------------------------------------
                            Name:  Jon R. Bauer
                            Title: Managing Member


                            CONTRARIAN CAPITAL MANAGEMENT, L.L.C.


                            By: /s/ Jon R. Bauer
                              ---------------------------------------------
                            Name:  Jon R. Bauer
                            Title: Managing Member

                                                                    EXHIBIT A


                      AGREEMENT REGARDING JOINT FILING
                     OF STATEMENT ON SCHEDULE 13D OR 13G


The undersigned agree to file jointly with the Securities and Exchange Commission any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Limited Partnership Units of Huntway Partners, L.P.

DATED:  November 26, 1997


                            CONTRARIAN CAPITAL ADVISORS, L.L.C.


                            By: /s/ Jon R. Bauer
                              ----------------------------------------
                              Name:  Jon R. Bauer
                              Title: Managing Member


                            CONTRARIAN CAPITAL MANAGEMENT, L.L.C.


                            By: /s/ Jon R. Bauer
                              -------------------------------------------
                            Name: Jon R. Bauer
                            Title:Managing Member